UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

X-Rite, Incorporated

(Name of Issuer)

Common Stock

Par value $0.10 per share

(Title of Class of Securities)

983857103

(CUSIP Number)

OEPX, LLC

320 Park Avenue, 18th Floor

New York, NY 10022

(212) 277-1500

with copies to:

Derek M. Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: 212-698-3860

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983857103

1	Names of Reporting Person OEPX, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%

14	Type of Reporting Person OO

CUSIP No. 983857103

1	Names of Reporting Person One Equity Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%

14	Type of Reporting Person PN

CUSIP No. 983857103

1	Names of Reporting Person OEP General Partner III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%

14	Type of Reporting Person PN

CUSIP No. 983857103

1	Names of Reporting Person OEP Parent LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%

14	Type of Reporting Person HC; OO

Introductory Note.

This Amendment No. 5 to the Statement on Schedule 13D amends and restates Item 5 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 31, 2008 (as amended from time to time, the “Schedule 13D”), and relates to the shares of common stock, par value $0.10 per share (“Issuer Common Stock”), of X-Rite, Incorporated, a Michigan corporation (“X-Rite” or the “Issuer”).  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

As a result of the consummation of Danaher Corporation’s tender offer for the Issuer Common Stock and the subsequent merger of Danaher Corporation’s wholly-owned subsidiary, Termessos Acquisition Corp., with and into the Issuer (the “Transaction”), the Reporting Persons ceased to beneficially own 5% or more of the Issuer Common Stock, and accordingly, this Amendment No. 5 constitutes an exit filing.

Item 5.            Interest in Securities of the Issuer.

The response set forth in Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  As a result of the Transaction the Reporting Persons no longer beneficially own any shares of Issuer Common Stock.

The response set forth in Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)                                 The Reporting Persons ceased to be beneficial owners of any shares of Issuer Common Stock as of May 15, 2012.  As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Issuer Common Stock.

The response set forth in Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)                                  None of the Reporting Persons has engaged in any transactions during the past 60 days in any shares of Issuer Common Stock, except as described in this Schedule 13D.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of any shares of Issuer Common Stock as of May 15, 2012.  As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OEPX, LLC

By:	/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: President

ONE EQUITY PARTNERS III, L.P.

By:	OEP General Partner III, L.P.
as its general partner

By:	OEP Parent LLC
as its general partner

	By:	/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: Managing Director

OEP GENERAL PARTNER III, L.P.

By:	OEP Parent LLC
as its general partner

	By:	/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: Managing Director

OEP Parent LLC

By:	/s/ Colin M. Farmer
Name: Colin M. Farmer
Title: Managing Director

Dated: May 17, 2012